UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70073

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: All of Us Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

349 Forbes Ave.
(No. and Street)

San Rafael	CA	94901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Grujic	415-922-2645	alan.grujic@allofusfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Alan Grujic, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of All of Us Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

____
Notary Public

See Attached
Notary Certificate

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA   }

COUNTY OF MARIN   }

Subscribed and sworn to (or affirmed) before me on this ___15th___ day of ___February___, ___2022___
                                                            Date   *Month*   *Year*

by __Alen Grujic__

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____

Signature of Notary Public



SARAH A. BENDER-RESNIK
Notary Public - California
Marin County
Commission # 2367434
My Comm. Expires Jul 23, 2025

Seal
Place Notary Seal Above

-------------------------------- OPTIONAL --------------------------------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: __Annual Reports Form X-17A-5 Part III__

Document Date: __2.15.22__

Number of Pages: __2 + Jurat__

Signer(s) Other Than Named Above: _____

ALL OF US SECURITIES LLC

Financial Statement

For the Year Ended Ddecember 31, 2021

With Report of Independent Public Accounting Firm

Public Document

ALL OF US SECURITIES LLC

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENT:

   Statement of Financial Condition   2

   Notes to Financial Statement   3-6

   Report of Independent Registered Public Accounting Firm
   Review of the Exemption Report SEA Rule 17a-5(g)(2)(ii)   7

   Exemption Report SEA Rule 17a-5(d)(4)   8

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
All Of Us Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of All Of Us Securities LLC (the "Company") as of December 31, 2021, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

February 28, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	2,147
Deposit with clearing firm		250,406
Receivable from clearing firm		1,355
Prepaid expenses and deposits		25,398
Total assets	$	279,306

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	6,255
Payable to clearing firm		9,992
Due to member		21,873
Total liabilities		38,120
Member's equity		241,186
Total liabilities and member's equity	$	279,306

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

All of Us Securities LLC (the "Company") was organized under the laws of Delaware on November 22, 2017 and is a wholly-owned subsidiary of All of Us Financial Inc. (the "Member"). As a limited liability company, the Member's liability is limited to its investment. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on August 22, 2018. The Company primarily offers on-line securities brokerage services on an agency basis to customers. All transactions are placed by customers on a self-directed basis. Client funds and securities are introduced to the Company's clearing firm, Apex Clearing Corporation (the "Clearing Firm" or "Apex"), on a fully disclosed basis.

On October 7, 2021, the Member entered into an Agreement and Plan of Merger by and among PayPal Holdings, Inc. ("PayPal Holdings"), Anchor Acquisition Sub, Inc., the Member and Shareholder Representative Services LLC (the "Merger Agreement). The closing of the transaction as contemplated by the Merger Agreement occurred on December 21st, 2021, at which time the Member became a wholly-owned subsidiary of Paypal Holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has considered subsequent events and transactions through the date of the Report of the Independent Registered Public Accounting Firm, which is the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying Statement of Operations.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company maintains its cash deposits in a high credit quality financial institution. Cash balances at times may exceed federally insured limits. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes

The Company is included in the consolidated tax return of its Member. The Company's Member was taxed as a partnership prior to its conversion to a corporation on May 3, 2021. Commencing on May 3, 2021, the Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Member. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

The Company recognizes, and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. At December 31, 2021, management has determined that the Company had no uncertain tax position that would require financial statement recognition.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

The Company's customers buy and sell securities on a self-directed basis. The Company earns order flow fees based upon customer activity. Order flow fees are recognized on a trade date basis as the customer orders are executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The order flow fees are included in fees in the accompanying Statement of Operations.

Securities lending fees earned by the Company are recorded on an accrual basis and are included in interest income in the accompanying Statement of Operations.

3. **CLEARING ARRANGEMENTS**

The Company has an agreement with Apex to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Apex. Apex is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

3.   CLEARING ARRANGEMENTS (CONTINUED)

The Company must maintain a clearing deposit of at least $250,000. As of December 31, 2021, the Company had a clearing deposit with Apex in the amount of $250,406. Amounts receivable from its clearing broker at December 31, 2021 consist of funds held in various accounts. The receivable is considered fully collectible at December 31, 2021 and no allowance is required. The payable to clearing broker dealer at December 31, 2021 arises from clearing costs incurred in excess of revenues earned under this agreement.

4.   TRANSACTIONS WITH RELATED PARTIES

The Company has an expense sharing agreement with its Member. Under the agreement, amounts paid by the Member such as payroll costs, IT services, and advertising and marketing are allocated to the Company. The expenses incurred by the Company are recorded on the accompanying statement of operations.

Allocated expenses under the agreement amounted to approximately $774,200 for the year ended December 31, 2021. As of December 31, 2021, the Company had $21,873 payable to its Member pursuant to this agreement.

Separately, the Member at times pays operating expenses on behalf of the Company for which the Member subsequently seeks reimbursement or forgives the amount to which it is entitled to be reimbursed. There are no amounts due at December 31, 2021 arising from the Member's payment of such expenses.

The Company operates from office space provided by its Chief Executive Officer at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

5.   INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$	-
Deferred income tax benefits		-
Income tax expense	$	-

Significant components of deferred tax assets are as follows:

Deferred tax asset arising from net operating loss carryforward	$	241,700
Deferred tax valuation allowance		(241,700)
Net deferred tax asset	$	-

As of December 31, 2021, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $810,100. The deferred tax asset arising from the net operating loss carryforward of approximately $241,700 at December 31, 2021 has been fully reserved as there is less than a 50% chance of it being realized.

6.   **OFF BALANCE SHEET RISK**

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7.   **REGULATORY REQUIREMENTS**

The Company, as a registered broker-dealer in securities, is subject to the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had net capital of $215,788 which was $115,788 in excess of its required net capital of $100,000. At December 31, 2021, the percentage of Aggregate Indebtedness to Net Capital was 17.67%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule as the Company does not hold customers' cash or securities.

8.   **CONTINGENCIES**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

9.   **ECONOMIC RISKS**

In March 2020, the World Health Organization (WHO) declared COVID-19 as a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

10.   **NET LOSS**

The Company incurred a significant loss for 2021 and was dependent on capital contributions from its Member for working capital and net capital compliance. The Member has represented that it has the means and intentions to provide capital contributions as needed to ensure the Company's survival through at least on year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustment for realization in the event that the Company ceases to exist as a going concern.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
All Of Us Securities LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) All Of Us Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which All Of Us Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) All Of Us Securities LLC stated that All Of Us Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. All Of Us Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about All Of Us Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

All of Us Securities LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2021.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________________

Name: Alan Grujic

Title: CEO